Exhibit 14.1

PREMIUM STANDARD FARMS, INC.

AND SUBSIDIARIES

CODE OF ETHICS

As employees, officers and directors of Premium Standard Farms, Inc. and its subsidiaries (collectively, “PSF”), we encounter a variety of ethical and legal issues. The way we decide these issues should be consistent with PSF’s policy to conduct its business with the highest degree of honesty, integrity, credibility and ethics. This Code of Ethics provides general guidance for resolving these ethical and legal issues in a manner consistent with PSF’s policy. This Code of Ethics is in addition to and supplemented by our Corporate Code of Conduct, which is applicable to all employees of PSF, and which continues to remain in full effect following the adoption of this Code of Ethics.

All employees, officers and directors of PSF will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

•	Provide stakeholders with information that is accurate, complete, objective, fair, relevant, timely and understandable, including our filings with and other submissions to the Securities and Exchange Commission and other public communications.

•	Comply with laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose, which information may not be used for personal advantage.

•	Avoid any personal activity, investment, or association that interferes with their good judgment concerning PSF’s best interests or exploits their position or relationships with PSF for personal (including friends and relatives) gain.

•	Maintain professional skills important and relevant to stakeholder’s needs.

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use, control, and stewardship over all PSF assets and resources that are employed or entrusted to us.

•	Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of PSF’s financial statements or accounting books and records.

•	Avoid taking any action which, if known to the public, would create even the appearance that any of the requirements of this Code of Ethics are not being strictly adhered to by the employee.

•	Promptly report any conflict of interest or violation of this Code of Ethics

-	to any member of the Audit Committee for reports by officers or directors, and

-	to the applicable immediate supervisor for reports by employees, or, if the employee is not comfortable with such supervisor, then, to another supervisor or in accordance with the procedures outlined in Part I, Section 4 of the PSF Code of Conduct.

•	In addition, any employee, officer or director who is involved in PSF’s public disclosure process must promote the full, fair, accurate, timely and understandable disclosure by PSF in reports and documents filed with the Securities and Exchange Commission or NASDAQ. To comply with this requirement, each such employee, officer and director must be familiar with and comply with PSF’s disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility.

Reports of potential violations of this Code of Ethics will be kept confidential to the extent permitted by law and PSF’s ability to fairly and expeditiously address the issues raised by the report. Individuals making reports will not be subject to any adverse employment action for making reports in good faith. Retaliatory actions against an employee, officer or director making a good faith report will itself be a violation of this Code of Ethics. PSF will protect all employees, officers and directors making disclosures of potential violations from such retaliation.

PSF, through the Audit Committee (or other appropriate supervisory officer in the case of employee violations), will promptly investigate any reports of potential violations of this Code of Ethics and will endeavor to consistently and fairly enforce this Code of Ethics. Any violations of this Code of Ethics may result in disciplinary action, up to and including termination of employment.

Any amendment or waiver, including an implicit waiver, of this Code of Ethics for directors or executive officers of PSF must be approved by the Board of Directors of PSF and will be promptly disclosed as required by law.

It is PSF’s intention that this Code of Ethics be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406.